Exhibit (a)(5)(H)

TELESP CELULAR PARTICIPAÇÕES S.A.
Public Company with Authorized Capital
CNPJ/MF no. 02.558.074/0001-73
NIRE 35300158792

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
Public Company with Authorized Capital
CNPJ/MF no. 02.558.132/0001-69
NIRE 53300005800

NOTICE OF MATERIAL FACT

Telesp Celular Participações S.A., with head office in the City of São Paulo, State of São Paulo, at Avenida Roque Petroni Jr., no. 1,464, 6th floor (“Company” or “TCP”), and Tele Centro Oeste Celular Participações S.A., with head office in Brasília, Federal District, at SCS Quadra 2, block C, 226, 7th floor (“TCO”), in compliance with the provisions of Instruction CVM 358/2002, hereby inform their respective shareholders of the following.

1.1.	Considering that, (i) in accordance with the Notice of Material Fact published on August 25, 2004, the Company commenced, with respect to holders of preferred shares issued by Tele Centro Oeste Celular Participações S.A. a voluntary public tender offer for the purchase of up to 84,252,534,000 preferred shares (“VTO”), and (ii) the number of shares tendered in the auction for the VTO exceeded the maximum number to be acquired by the Company, each shareholder that tendered shares in the VTO will have, for each share tendered, due to a pro rata allocation, 0.5547 preferred shares issued by TCO acquired by the Company.

1.1.1.	Assuming the full settlement of the VTO, under the terms of the applicable Publication (Edital), (1) the net debt of the Company will increase by up to R$902.0 million (nine hundred two million Reais) and (2) the number of preferred shares of capital stock of TCO held by TCP and by persons directly and indirectly linked to TCP 84,252,534,000 preferred shares, representing 32.76% of the total preferred shares and representing an increase from 28.86% to 50.65% of the ownership interest of the Company in the total capital stock of TCO. The objective of this acquisition is to increase the ownership interest of the Company in the capital stock of TCO, there being no intention, at this moment, of acquiring additional shares issued by TCO, or any agreement or contract in this regard, or that govern the right to vote at TCO.

1.2.	The Board of Directors of the Company has approved the proposal of the Board of Executive Officers for an increase in capital stock, within the limit of the capital authorized, based on the following justifications:

(a)	the Company desires to reduce its level of net debt and its financial costs, as well as to provide financial flexibility and flexibility for its investment program; and

(b)	as a result of the VTO, as mentioned in item 1.1 above, the net debt of the Company, assuming the full settlement of the VTO, will increase by up to R$902.0 million (nine hundred two million Reais).

1.3.	The capital increase shall be conducted pursuant to the following terms and conditions:

(a)	the amount of the capital increase shall be up to R$2,053,895,871.47 (two billion, fifty-three million, eight hundred ninety-five thousand, eight hundred seventy-one Reais, forty-seven centavos), of which up to R$2,000,000,000.00 (two billion Reais) shall be paid in cash, and a portion equal to R$53,895,871.47 (fifty-three million, eight hundred ninety-five thousand, eight hundred seventy-one Reais, forty-seven centavos), corresponding to the tax benefit from goodwill effectively realized in year 2003, shall be subscribed for with credits by Portelcom Participações S.A, a shareholder of the Company;

(b)	new common and preferred shares shall be issued for private subscription according to a ratio to be determined in accordance with item 1.4. below;

(c)	the preemptive right for subscription of shares in the capital increase shall be extended to the holders of American Depositary Shares (“ADSs”) traded in the North-American market, which rights may be exercised during a period to be disclosed at the appropriate time, under the terms of North-American legislation;

(d)	a registration statement referred to as a Registration Statement on Form F-3 (“F-3”) will be filed at the appropriate time with the Securities and Exchange Commission (“SEC”) relating to the participation in the capital increase by North-American investors who hold preferred shares of the Company and ADSs representing preferred shares of the Company; and

(e)	the issue price of the shares of the Company in the capital increase shall be determined by the Board of Directors after the F-3 becomes effective, taking into account the market price of the preferred shares issued by the Company, under the terms of Article 170, §1, item III, of Law no. 6,404/76 and under the provisions of CVM Advisory Opinions nos. 01/78 and 05/79. Subject to market conditions, and based on the studies and recommendations to be formulated by the financial advisors of the Company, the issue price may represent a discount in relation to said market price.

1.4.	The final amount, in Reais, of the capital increase (including the minimum amount necessary for it to be maintained), the issue price of the shares, the eventual discount, the exact ratio of shares to be issued, and the other terms and conditions of the capital increase will be defined by the Board of Directors of the Company after the F-3 becomes effective and will be disclosed through a notice to the shareholders.

This notice of material fact is not an offer of securities for sales in Brazil, the United States or any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act of 1933, as amended. TCP intends to register part of the proposed rights issue in the United States. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from TCP, which prospectus will contain detailed information about TCP and its management, as well as financial statements of TCP.

São Paulo, 8th of October, 2004

TELESP CELULAR PARTICIPAÇÕES S.A.
Fernando Abella Garcia
Investor Relations Officer

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
Paulo Cesar Teixeira
Investor Relations Officer